Filed by Denbury Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Encore Acquisition Company
Commission File No.: 001-16295
Final Transcript
Conference Call Transcript
DNR — Denbury to Acquire Encore in a $4.5 Billion Transaction
Event Date/Time: Nov. 02. 2009 / 10:00 AM CT
About Forward-Looking Statements
The statements made herein that are not historical facts are forward-looking statements that involve a number of risks and uncertainties. Such statements may relate to, among other things, capital expenditures, drilling activity, development activities, production efforts and volumes, net asset values, proved reserves, potential reserves and anticipated production growth rates in our CO2 models, 2009 and 2010 production and expenditure estimates, availability and cost of equipment and services, and other enumerated reserve potential. These forward-looking statements are generally accompanied by words such as “estimated,” “projected,” “potential,” “anticipated,” “forecasted” or other words that convey the uncertainty of future events or outcomes. These statements are based on management’s current plans and assumptions and are subject to a number of risks and uncertainties as further outlined in our most recent 10-K and 10-Q. Therefore, the actual results may differ materially from the expectations, estimates, or assumptions expressed in or implied by any forward-looking statement made by or on behalf of the Company.
Cautionary Note to Investors
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms and make certain disclosures herein, such as potential and probable reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.
Additional Information
In connection with the transaction, Denbury and Encore will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission ("SEC"). Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information regarding Denbury, Encore and the transaction.
A definitive joint proxy statement/prospectus will be sent to stockholders of Denbury and Encore seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by Denbury and Encore with the SEC at the SEC’s website, www.sec.gov. The definitive joint proxy statement/prospectus (when available) and such other documents relating to Denbury may also be obtained free-of-charge by directing a request to Denbury, Attn: Investor Relations, 5100 Tennyson Parkway, Suite 1200, Plano, Texas 75024, or from Denbury's website, www.denbury.com. The definitive joint proxy statement/prospectus (when available) and such other documents relating to Encore may also be obtained free-of-charge by directing a request to Encore, Attn: Bob Reeves, 777 Main Street, Suite 1400, Fort Worth, Texas 76102, or from Encore's website, www.encoreacq.com.
Denbury, Encore and their respective directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be "participants" in the solicitation will be set forth in the joint proxy statement/prospectus when it becomes available.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Final Transcript Conference Call Transcript DNR — Denbury to Acquire Encore in a $4.5 Billion Transaction Event Date/Time: Nov. 02. 2009 / 10:00 AM CT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E      P A R T I C I P A N T S
Phil Rykhoek
Denbury Resources Inc. — CEO
Jonny Brumley
Encore Acquisition Company — CEO
Tracy Evans
Denbury Resources Inc. — President and COO
Mark Allen
Denbury Resources Inc. — SVP and CFO
Ben Nivens
Encore Acquisition Company — SVP and COO
CONFERENCE CALL PARTICIPANTS
Scott Hanold
RBC Capital Markets — Analyst
Joe Allman
JPMorgan — Analyst
Noel Parks
Ladenburg Thalmann — Analyst
Sven Del Pozzo
C.K. Cooper — Analyst
Mike Scialla
Thomas Weisel Partners — Analyst
Andrew Coleman
UBS — Analyst
Anish Patel
Credit Suisse — Analyst
Kevin Smith
Raymond James — Analyst
Mitch Wurschmidt
KeyBanc Capital Markets — Analyst
Sunil Jagwani
Catapult — Analyst
Michael Jacobs
Tudor, Pickering, Holt — Analyst
Adam Leight
RBC Capital Markets — Analyst
Vance Shaw
Credit Suisse — Analyst
Steven Karpel
Credit Suisse — Analyst
Greg Bordelon
Decade Capital — Analyst
Michael Blum
Wells Fargo — Analyst

PRESENTATION
Operator
Good morning and welcome to the Denbury Resources and Encore merger acquisition call. All participants will be in listen-only mode. (Operator Instructions). After today’s presentation, there will be an opportunity to ask questions. (Operator Instructions). Please note this event is being recorded.
On today’s call, we have from Denbury, Phil Rykhoek, CEO; Tracy Evans, President and COO; Mark Allen, Senior Vice President and CFO; and Robert Cornelius, Senior VP of Operations. From Encore, we have Jonny Brumley, CEO; Bob Reeves, CFO; and Ben Nivens, COO.
I would now like to turn the call over to Phil Rykhoek CEO. Please go ahead.

Phil Rykhoek - Denbury Resources Inc. — CEO
Thank you, Amy. Welcome to our conference call regarding yesterday’s announcement about the acquisition of Encore. I will just finish Ben’s title. I believe he is Senior VP and COO, Bob Reeves is Senior VP and CFO. So anyway, I think we have all the people here that hopefully can answer your questions about this deal.
We are obviously excited about this deal for many reasons. This is a very significant transaction for Denbury as it positions us as one of the largest crude oil focused independent E&P companies in North America. And as we will show you later, most of our combined upside is also in oil.
In summary, this acquisition nearly doubles our potential upside from CO2 operations that expands Denbury into a new region with additional upside potential from CO2 and also a significant upside from the Bakken oil shale play, and it gives us more size and scale to accomplish our goals. We believe that the combined scale and access to capital will benefit both groups of shareholders.
In summary, we see this transaction as taking Denbury to the next level. We have several slides we would like to present to you, but before that, I would like to give Jonny Brumley, CEO of Encore, a chance to make a few introductory remarks.

Jonny Brumley - Encore Acquisition Company — CEO
Thanks, Phil. This deal makes a lot of sense. Encore was transitioning into more of an EOR-focused company and Denbury has done a great job in the Gulf Coast of implementing their CO2 projects. We have always admired how they implemented their strategy and so we’re really proud to be here today.
This Company is going to be unique because it is an oily production base, but it has a lot of growth. That is a real rare gem to have a long life base with growth. Our Bakken drilling will fit nice into this Company and then also our EOR projects will as well. There’s not many companies that are going to have this type of upside potential.
I also think the larger scale will allow the new Company to be more financially efficient and also more operationally efficient. This is a good combination that will put us into the top 10 as far as size and really one of the top few as far as oil reserves. We have created a must own oil Company and we are really proud to be a part of it.

Phil Rykhoek - Denbury Resources Inc. — CEO
Thank you, Jonny. With that, let’s go through our slide presentation and following that, we will open it up for questions. Obviously the first slide is — we have some forward-looking information, so be aware of that and refer to our SEC documents for further information.
We also have a slide here that says where you can find additional information about the merger when such information becomes available. There obviously will be a proxy statement and this will go to both shareholders for their approval.

So if you look at the transaction, this is a $4.5 billion transaction that consists of $2.8 billion for Encore’s equity, that is $50 a share. That is being split and paid for 70% with Denbury equity and 30% with cash which translates into $15 per share of cash and $35 per share of equity for each Encore share.
We will be assuming Encore’s debt. They have approximately $1 billion in the parent company and $1.3 billion if you include the MLP. The shares — we have estimated about 130 million new shares will be issued. We use an assumed price of $15.10, but there is a 12% collar on that price which would give a range of $13.29 to $16.91. And that’s — assuming we are within that collar, that will be set in the last 20 trading days just prior to closing.
We estimate that Denbury will own about two-thirds of the Company, again, it could vary a little bit depending on how many shares it will ultimately issue and Encore shareholders will own about one-third. This will probably take us three to four months to close, so we would anticipate closing sometime probably toward the latter end of the first quarter.
We first started looking at Encore because of their legacy oil assets in the Wyoming, Montana, and North Dakota area. These are great oilfields with billions of barrels of oil in place. We had been looking around at our expansion option and the possibility of creating another core area and concluded that the Rockies was one of the best options because of the general availability of CO2 and the large collection of oilfields in that region. But in order to expand there, we knew that we needed to get started with a significant acquisition in order to justify the required infrastructure much like our Hastings Field acquisition near Houston justified the Green Pipeline and opened up the Texas Gulf Coast.
Encore had just the right assets for this and their existing oilfields that have EOR potential in this region more than double our existing upside EOR inventory. Further, this combination fits very well into our overall EOR plan as the anticipated production from their fields should dovetail well with our existing EOR model as their EOR production will start kicking in about the time that our other EOR production begins to plateau and extends that peak several years beyond our current model of 2015 or 2016. It is a perfect extension to our existing program. And in the interim, these legacy oil fields have low rates of decline so they will provide steady cash flow to fund expansion in the interim.
In addition to the existing field inventory that we are acquiring, we also — expanding into this region gives us exposure to 1.3 billion to 3.2 billion barrels of additional of total potential based on the deal we report, and with this footprint and our EOR expertise we will become the likely entity to capture this potential.
The second-biggest gem in the Encore’s assets was the significant acreage they have in the Bakken shale play. Tracy is going to talk more about this, but they have one of the larger industry acreage positions, around 300,000 net acres. We like this because it’s oil and we see this as a source of growth and cash flow in the short term while the longer-term EOR play, which has a much longer lead time, develops.
In addition to the synergies and our assets, this transaction is also accretive to our cash flow per share. We estimate that it will increase our cash flow per share next year by 8% to 18% depending on the ultimate number of Denbury shares that are issued. Obviously it was very important in this transaction to protect our balance sheet and financial flexibility and to finance this transaction correctly. That is why we are paying for this deal with 70% equity.
I’m sure Encore would have preferred a higher percentage of cash, but they were very supportive when we showed them why we need to use a significant portion of equity in order to protect our balance sheet.
In our financing plan, we have focused heavily on retaining a significant amount of liquidity and as Mark will show you more details in a minute, we have structured this so we should have about $700 million of liquidity on our bank revolver at closing very similar to what we have today. Further, we plan to sell at least $500 million in non-core assets to help fund this acquisition, which will further increase our liquidity.
While our leverage will temporarily be a little higher than usual, we have a strong financing package and we believe we will have sufficient liquidity to weather any storm. On a related note, we have not yet finalized our 2010 capital budget but plan to work with the Encore team and focus on that this week, and should have more definitive plans in time for our analyst meeting a week from Thursday and Friday.
As Jonny has mentioned, we really like this because it puts together two oil-focused entities. Not only will our combined crude reserves be about 75% oil, but if you look at our future growth, it’s also predominantly oily. As I will show you in a minute, we will be one of the largest crude oil focused independent E&P companies.
With today’s commodity prices and profit margins, I think you can clearly understand why we prefer to be heavily weighted towards oil. Obviously size and scale is also important, particularly when we are investing millions of dollars to put in pipelines and other EOR infrastructure.

While cash and spending may be a little tight initially due to the incremental debt incurred for this transaction, longer term, we believe that the incremental size and scale would lower our cost of capital and make it easier for us to achieve our goals.
One extra benefit of doing a deal with Encore is that we are both headquartered in the Dallas-Fort Worth area. This should make it easier for us to retain most employees and to work through the transition. We hope to employ most if not all of their professional team and local employees as we will obviously need additional personnel in this endeavor. We look forward to welcoming the Encore employees to our Denbury team.
Lastly, we have watched how Encore uses their E&P MLP and we like what we see. This is a great way to finance acquisitions and will provide us with another source of capital at reasonable rates. We like this concept and we plan to use this financing vehicle in the future.
This next slide gives a map and just shows the outlines of the two core areas. Obviously the Denbury shareholders have seen our red box in the Gulf Coast region many times and this — and you can see that the red box up in the Rocky Mountain, which will be our second core area.
With this, I will turn over to Tracy to cover more details about the properties.

Tracy Evans - Denbury Resources Inc. — President and COO
Thank you, Phil.

Phil Rykhoek - Denbury Resources Inc. — CEO
I’m sorry, let me do one more slide. I messed up there. This next slide we show you — just in the green squares there is what I already previously mentioned — as you know, the DOE has put out reports showing the estimated barrels of recoverable oil with CO2 EOR. You have seen this before in the Gulf Coast region, 3.4 billion to 7.5 billion barrels for Denbury and the expansion into the Rocky Mountains gives an estimated 1.3 billion to 3.2 billion additional barrels.
One more slide before I let Tracy talk, if you look at our — you put the two companies together, I think it’s interesting to see the size and scale. We obviously leapfrog several of our other peers and I think the most interesting thing on this slide is if you look at the proved reserves, the oil proved reserves, we are second in this list of independents, second only to Pioneer in the total oil exposure that we have on a combined basis.
I’m sorry, now I will let Tracy talk.

Tracy Evans - Denbury Resources Inc. — President and COO
Thank you, Phil. As Phil mentioned, this more than doubles our proved reserves while maintaining our oil-weighted focus of about 75% oil. The other unique thing that Johnny mentioned is this is mostly an oil-weighted growth strategy as well, both in the CO2 EOR projects and the Bakken oil play as well.
Although there is a significant number of properties that are non-CO2 EOR or Bakken at this point in time in the combined entities, many of those properties are oil fields under water floods that are expected to be CO2 flooded in the future.
If you look at the 3P basis, at closing we will have almost 60% of our 3P reserves being associated with CO2-enhanced oil recovery. After the planned divestitures that are discussed in the press release, the CO2 EOR weighting will be even a higher percentage and the oil weighting is expected to increase as well.
When you look at the EOR potential again as we’ve stated, it doubles the future potential from the CO2 EOR operations from what Denbury originally had. Our portfolio included 254 million barrels of potential CO2 EOR while the Encore portfolio includes 264 million barrels.
As Phil mentioned as well, the Encore portfolio includes oil fields with over 6 billion barrels of oil originally in place, a substantial target to study and to potentially add additional CO2 EOR barrels above and beyond the identified barrels today.

Slide 12 is a slide that at least the Denbury shareholders have seen for quite some time. It lists our eight phases of CO2 development where we started in phase 1 back in 1999 and we have grown the phases somewhat along a historical timeline outlining that we have proved reserves of 126 million barrels due to CO2 enhanced oil recovery with our potential additional potential being 254 million barrels as well.
On slide 13, you can see the primary reason why Denbury is interested in making the acquisition. It is the CO2 EOR potential contained within the Encore portfolio. Jonny and his team have assembled a group of excellent CO2 candidates. One of the primary elements necessary to execute a CO2 strategy is to have a certain scale of operations in a specific geographic region.
Denbury has been evaluating potential basins and oilfields for the past couple of years to determine the best basins that are out there outside the Gulf Coast. We determined some time ago that the Rockies was an excellent basin for CO2 enhanced oil recovery operations. There are existing projects, existing CO2 sources, additional potential natural and anthropogenic CO2 sources as well.
Denbury has been in discussions with several of the potential anthropogenic sources of CO2 in the Rockies for the past couple years as well, but as with the potential anthropogenic sources in the Gulf Coast and the Midwest, we have a few MOUs and such but no firm contracts for CO2 at this point other than the contract that Encore has with ConocoPhillips. We believe we needed the oil fields prior to committing to the CO2 sources.
Moving away from the CO2, let’s talk a little bit about the Bakken. Encore has established itself as a substantial player in the Bakken with over 300,000 acres in this play. The 84 million BOEs of potential assumes only the Sanish or the middle Bakken is productive at each location. Based on industry data and Encore data, this estimate may turn out to be quite conservative.
We expect the Bakken to be a significant part of the combined Company’s 2010 capital budget program which we plan to discuss next week at our analyst meeting. While Denbury did not possess a position in the Bakken, we are familiar and have experience with the resource plays through our prior Barnett development.
As you look at the Bakken economics on slide 15, as additional Bakken wells are drilled, the drilling techniques and completion techniques are expected to continue to be refined. Encore has been able to lower its drilling and completion costs while maintaining its reserves and continues to study completion techniques — single stage initial completions as well as refracs versus multistage fracs at the beginning.
As Encore discussed on their earnings call last week, the latest well completed by Encore, the Werre Trust, IP-ed at plus or minus 1500 BOEs per day. As Denbury has done in the past with its Barnett, we would have (inaudible) the Bakken potential at a measured pace to capitalize on the learning that is inherent in these unconventional resource plays.
Turning our focus to the Haynesville play, as with the Bakken, Encore has assembled a position in the Haynesville play in North Louisiana. With over 19,000 acres in the play, Denbury plans to develop the Haynesville similarly to our Barnett development and planned Bakken development. As with the Bakken and Haynesville, drilling completion techniques are being refined and thus additional potential may exist from lower total cost and potential down spacing from the 160-acre spacing utilized in the evaluation.
Without stating the obvious, gas prices are expected to be a key driver on the development plans in the Haynesville as well.
With that, I’ll turn it over to Mark to discuss the financing.

Mark Allen - Denbury Resources Inc. — SVP and CFO
Thank you, Tracy. A layout of financing summary here on slide 17, but the value of the transaction excluding the minority interest in the Encore Energy Partners is $4.1 billion. That will consist of $2 billion of equity issued with a range of shares issued from 115 million to 146 million. In addition, there will be approximately $800 million in cash issued and $1.3 billion in assumed consolidated debt and that includes $260 million of ENP debt.
JPMorgan has fully committed to the financing of this transaction and that will also — which will include $1.6 billion new credit facility. And we would anticipate having between $850 million and $900 million drawn on that facility when we close the transaction. That will provide very similar liquidity, as Phil said, to where we are today, on a Denbury standalone basis.

Encore Energy Partners also has its own $375 million credit facility which currently has $260 million drawn and we would like to keep that intact if not — JP has agreed to fully underwrite the new facility. And then in addition, we have a $1.25 billion bridge facility that is put in place to provide additional liquidity and the issuance of new sub debt and the replacement of up to $825 million of Encore’s existing notes, assuming they are all called out. There is — it’s not certain whether or not they will all be called at this point in time, but we do have the availability to cover that.
We also plan to sell at least $500 million in non-core assets during 2010 in order to reduce our debt levels, as we will be relatively high coming out of the chute.
On slide 18, the key terms and conditions of the deal, Encore shareholders will receive $50 per share consisting of $15 in cash and $35 value in Denbury common stock. The common stock of the consideration, as Phil mentioned, is subject to a 12% collar, so the share price is $15.10 for Denbury stock. At the low-end of the collar, Encore shareholders will receive 2.63 shares of Denbury stock for each share of Encore stock and 2.07 shares at the high end of the collar. The shareholders will have the ability to elect to receive consideration in all cash or stock or the combined 70/30 mixed, with the overall pro-ration being 70% stock, 30% cash.
Obviously there are conditions required to reach the closing. Denbury shareholders will have to approve the transaction. Encore shareholders will approve the transaction and we will have to do the Hart-Scott-Rodino filings and then financing and other customary conditions subject to closing.
There are termination fees involved in the transaction. If either shareholders were to not vote for the transaction, there would be a $60 million breakup. There’s $120 million breakup for superior offer and $300 million financing breakup.
Slide 19 shows the combined asset profile of the two companies coming together, show a combined enterprise value of approximately $9.4 billion. So double Denbury’s proved reserves from $213 million to $426 million. We will downplay our oil percentage a little bit, but overall, we will keep us at roughly 75% combined, which is a very, very heavy oil-weighted, where we like to be.
Encore’s proved developed reserves are at a higher percentage than Denbury’s today, so that will actually be an improvement to our overall reserve base and our current production levels for the quarter, the third quarter, are very similar around 43,000 BOEs per day and it gives us an RP ratio of roughly 13.6.
Slide 20 is showing combined or pro forma cost structure analysis through June 30. It’s really just showing the two companies combined. We have not released our September 30 information yet, so that’s why we were showing June 30. And really just to give you some relative parameters to the differences between the companies, Encore’s LOE has typically been lower than ours. Ours for the first six months is a little bit skewed to the low end because of the Barnett shale properties that were still in there during that period. So ours are adjusted a little bit up going forward.
Production tax and marketing and ad valorem — Encore includes ad valorem in that line item. Ours is actually included in LOE, so we will balance that out when we bring the companies together. Encore’s G&A has been at a lower level than ours and so that should help our overall metrics going forward. And therefore, we believe going forward that the size and scale of bringing these companies together should bring a very positive picture to our cost structure.
On slide 21, I will walk through the pro forma combined capital structure. As I said, today we have a $750 million revolver with about $20 million drawn at September 30. On a combined pro forma basis, we will have a $1.6 billion revolver with approximately $850 million to $900 million drawn out of the gate.
The ENP credit facility we expect to remain at $260 million drawn and then we have senior sub notes outstanding of $951 million and then we expect to replace or issue new notes of up to $1.25 billion consolidated basis — to finance the transaction. And then we have GEL, or our Genesis long-term financing lease of $250 million, bringing our total debt structure out of the gate to roughly $3.6 billion.
That would put us at a debt to cap ratio of roughly 48%, which is higher than we are today and where we have been historically and obviously, it is our intent to reduce that as quickly as possible during 2010 to put us in a very solid position going forward.
Slides 22 and 23, we’ve basically just put together the combined hedge positions of the companies. We have both been hedgers and Encore as has ENP have hedged a little bit more than we have historically, but we have recently been increasing our hedge positions and we will likely add on to those here quickly through the remainder of 2010 and for the remainder of 2010 and 2011. So we just try to simplify this, but for more detail you will want to look at each of our quarterly filings to get more specifics.

With that, I will turn it back over to Phil.

Phil Rykhoek - Denbury Resources Inc. — CEO
Thank you. I think you can see why we believe putting these two companies together is a very positive event. As I stated at the beginning of the call, and I think you have heard several times, this is — this positions us as one of the largest crude oil-focused independent E&P companies, and we believe that this combination will further enhance Denbury’s position as the natural buyer and owner of mature oil properties in our two core areas and the partner of choice for CO2 emitters looking to reduce their carbon footprint.
This combination gives us EOR growth well beyond what we had as a stand-alone Company, makes us a significant player in a new area which has significant upside potential beyond the assets that we are initially acquiring. Bottom line, we see this transaction as taking Denbury to the next level in a deal that will benefit both sets of shareholders.
I want to express my appreciation to Encore’s senior management team, a great group of guys we’ve gotten to know a little bit during this process. They have been a tremendous help in getting us to this point and upon whom we will rely heavily during the weeks ahead.
Also wish to thank our bankers at JP, who have underwritten the financing, and to our legal counsel at Baker & Hostetler, who did a great job of getting this deal negotiated and inked.
Much work lays ahead for us as we begin to develop plans to merge and integrate the companies and plan for the transition, but we are enthused about the future for Denbury and the combined companies.
And with that, Amy, if you could come back on, we’ll open it up for questions.
Q U E S T I O N      A N D      A N S W E R
Operator
(Operator Instructions) Scott Hanold, RBC Capital Markets.

Scott Hanold - RBC Capital Markets — Analyst
Good morning. Can you all talk about the CO2 project that you see in the Rockies? What kind of analogies on Encore fields there are and do you bring a certain level of expertise to that? Generally, just give us a sense of how much CO2 do you think they will need and what are the sources that are available out there? Is it reasonable to assume that you can access the CO2 you need?

Tracy Evans - Denbury Resources Inc. — President and COO
The answer is yes. I don’t have to belabor on that. There are several — obviously there are several EOR projects up in the Rockies. You have Salt Creek. You have a couple that are operated by Merit. And there’s a few others up there. Devon has one. When you look at the CO2 source side, there are several of the similar type projects that we’ve looked at in the Midwest, the Gulf Coast, the solid carbon gasification projects. Obviously one of them is actually moving forward in the loan guarantee program as well. And then from that, we actually think there are some natural sources up there that we really are not willing to discuss at this point, where we think some of those natural sources are. But obviously you have Exxon expanding at LaBarge, their capture project. You have North Dakota Degasification expanding their capture projects. So we feel pretty confident that the amount of CO2 up there is going to be plenty.
If you want to look at it on a total volume basis, we believe that our 10 to 12 Mcf per barrel assuming we maintain continuous injection, which would be our thought going forward, 264 million barrels, you are looking at 2.6 Bcf of CO2 that is probably going to be required. But when you add up the sources up there, existing and potential, we think that volume is more than accessible.

Scott Hanold - RBC Capital Markets — Analyst
Okay, and more specific to the question, Encore’s assets, I don’t think they have been CO2 flooded heavily. Is there like any direct analogy with those specific fields?

Tracy Evans - Denbury Resources Inc. — President and COO
The only field that has a pilot is the Pine Unit at Cedar Creek Anticline, so you do have a pilot project there that showed very good recoveries in the 17% to 18% range. So that and then we’ve done a lot of work on the dimensionless analysis comparing several of the Encore fields to other fields in the area, so we have actually done dimensionless analysis on Elk Basin and also on Bell Creek.

Scott Hanold - RBC Capital Markets — Analyst
Okay, okay, when you look at your assets in the Gulf Coast area, and you sort of look at buying Encore versus for example the transaction that you attempted last year with the Conroe Field, what made you like Encore versus going back to Conroe and seeing if you can do that? Was it access to additional CO2 in the Gulf Coast that becomes more of an issue when you have to sort of rely on anthropogenic sources?

Tracy Evans - Denbury Resources Inc. — President and COO
Well, I wouldn’t say they are mutually exclusive. We were looking to expand the Company obviously into a new basin that had some CO2 sources, and so we are still going to look in the Gulf Coast. Obviously with the current financing and potential balance — pro forma balance sheet, obviously that might prohibit us from doing something as quickly as we might like. But we are still aggressively going to pursue oil fields in the Gulf Coast as well.

Phil Rykhoek - Denbury Resources Inc. — CEO
Yes, we like both of these areas, so as Tracy said, we are still going to — we now have two areas where we can expand and continue to buy properties and so that doesn’t diminish our Gulf Coast region at all. We still have a lot of properties down there we would ultimately like to flood.

Scott Hanold - RBC Capital Markets — Analyst
Okay, and one more last question, if I could. On the MLP side of things, so ENP is still going to be around and Genesis. What is the thought process of Genesis at this point? Is it as strategic as it once was?

Phil Rykhoek - Denbury Resources Inc. — CEO
Well, I think you have heard us say, Scott, that Genesis hasn’t been too strategic for a while since we had the kind of change in tax situations last year. So it’s been kind of — I guess if you will kind of a passive asset and it throws off decent cash flow for us and — but it has not really been a strategic asset of the Company. So we will just have to look at that. The Encore MLP fits our strategy much better because we can use it to finance E&P assets.

Scott Hanold - RBC Capital Markets — Analyst
Okay, so nothing structurally changes at ENP outside of sort of a new — I will call it a parent that has assets that it could continue to drop down.

Phil Rykhoek - Denbury Resources Inc. — CEO
Precisely.

Scott Hanold - RBC Capital Markets — Analyst
Okay, I appreciate it. Thanks.

Operator
Joe Allman, JPMorgan.

Joe Allman - JPMorgan — Analyst
I think this one is for Tracy. Tracy, just back to the question about the source of CO2 in the Rockies, would you expect the source of the CO2 for the fields there to be man-made Rocky Mountain sources exclusively? Or are you thinking about taking some of those Midwest plans and potentially building a pipeline to the Rockies? Could you talk about that?

Tracy Evans - Denbury Resource, Inc. — President and COO
We believe it will all be sourced in the Rockies. There are several projects there again that are proposed and then with the current existing sources there being expanded, we think it will all come from the Rockies.

Joe Allman - JPMorgan — Analyst
Okay, and you think it will be all man-made sources or —?

Tracy Evans - Denbury Resources Inc. — President and COO
No, we actually have some ideas about some natural sources as well.

Joe Allman - JPMorgan — Analyst
Okay, thanks. And then in terms of non — it is a separate topic — in terms of non-core assets, could you define the non-core assets that you are thinking about selling?

Tracy Evans - Denbury Resources Inc. — President and COO
We haven’t actually decided that. We’re obviously going to look at the mix of the combined entity, but obviously properties that don’t have any CO2 potential in the future would obviously be non-core and then obviously gas properties that don’t have a lot of upside potential would also be non-core.

Joe Allman - JPMorgan — Analyst
Okay, very helpful. Thank you.

Operator
Noel Parks, Ladenburg Thalmann.

Noel Parks - Ladenburg Thalmann — Analyst
Congratulations on the deal. A few things. Thinking about the Cedar Creek Anticline, I wonder if you guys have any thoughts about the water flood process they’ve had going on there? Your focus having been more on the CO2 assets, any particular thoughts about how those would be as far as attractiveness of devoting capital to them in 2010?

Tracy Evans - Denbury Resources Inc. — President and COO
We really probably haven’t gotten that far into the 2010 capital budget, Noel. We are going to look at all their — we are probably over the next week going to sit down with them and go through what they were looking at for a 2010 budget. Obviously we want to maintain production as at high a level as we can. We want to spend capital efficiently and so we will look at all those projects.

Noel Parks - Ladenburg Thalmann — Analyst
Okay, and in the Bakken, have you given any thought to infrastructure investment there? I know of course Encore has a presence across a bunch of areas of the basin, but would you have any appetite for getting more involved in the sort of overall infrastructure development out there?

Tracy Evans - Denbury Resources Inc. — President and COO
I assume you’re talking about oil pipelines?

Noel Parks - Ladenburg Thalmann — Analyst
I was thinking pipelines and of course there’s also gas processing infrastructure as well that would have to be built up. I didn’t know if that would be something attractive for Genesis.

Tracy Evans - Denbury Resources Inc. — President and COO
It’s very possible that that might be something that Genesis might look at as well. It’s probably not something that the combined entity would invest in at the corporate level.

Phil Rykhoek - Denbury Resources Inc. — CEO
We historically have — we have put in infrastructure but it’s historically CO2 pipelines just because we kind of have to do that, but would rather leave the oil pipelines to somebody else.

Noel Parks - Ladenburg Thalmann — Analyst
Okay, great. Just an accounting question. Will the surviving accounting method be full cost that the Denbury uses now?

Phil Rykhoek - Denbury Resources Inc. — CEO
That is our intent, yes.

Noel Parks - Ladenburg Thalmann — Analyst
Okay, and I was wondering since we’re looking forward to the end of the year, hopefully much better oil prices than we saw the end of 2008, do you have any ballpark or ideas, either just significant or insignificant, about what positive revisions might look like both on your own side and also coming out of Encore?

Tracy Evans - Denbury Resources Inc. — President and COO
Well, no, we pretty much looked at 9/30 numbers. So obviously, oil prices would have to move beyond where they were at 9/30. So right now, they’re pretty much close to what 9/30 was. So unless we get a substantial price increase between now and then, I wouldn’t suspect any from our side and honestly, probably wouldn’t suspect much from the Encore side.
But I would say it would look like historically if we get another price bump in oil, you will see the tail end of a lot of these old water floods get extended.

Phil Rykhoek - Denbury Resources Inc. — CEO
If you recall, we didn’t — even when the prices went down, we didn’t have any negative revisions on our EOR play. So those reserves stayed the same. So obviously prices going back up also does not affect that.

Tracy Evans - Denbury Resources Inc. — President and COO
It’s primarily the legacy stuff that’s not under CO2 EOR at this point that adjusts with price.

Noel Parks - Ladenburg Thalmann — Analyst
Okay, great. And just one last financing question. Do you have a sense of the timing of when you would be able to retire the bridge financing? Immediately after close, do you think, or within a quarter or longer?

Mark Allen - Denbury Resources Inc. — SVP and CFO
Well, if things go as planned, we won’t ever touch the bridge financing. That’s just kind of a safety net to get us to subordinated debt. Our plans would actually be to try to raise the sub-debt or kind of have it already at least by closing, and so that you never actually draw on the bridge financing.
The nice part of it, though, it gives you one year — it’s a one-year bridge to give you a little flexibility should the markets go against this. It gets more expensive as time goes on, because obviously the banks don’t want us to stay in that type of debt, but it gives a little bit of a safety net. But the goal is not to use it.

Noel Parks - Ladenburg Thalmann — Analyst
Do you have a sense of the pricing of that at this point, or is that still sort of being looked at?

Mark Allen - Denbury Resources Inc. — SVP and CFO
Well, it’s not cheap, but it’s right around double digits. It’s 9%, 10% initially, but it’s on a LIBOR-based note.

Noel Parks - Ladenburg Thalmann — Analyst
Okay, great. That’s all for me. Thanks.

Operator
Sven Del Pozzo, C.K. Cooper.

Sven Del Pozzo - C.K. Cooper — Analyst
Good morning, gentlemen. I’m wondering how do you look about — look at the different risk categories within the Cedar Creek Anticline associated with response that you might get from CO2? Would you look at the Red River U4 unit being most amenable to the technique? And out of your total barrels of CO2 potential upside, how much would you attribute to the Red River U4 zone and is it reasonable to look at it that way? Because I’m wondering if you could also talk about the shale pilot in the early ‘80s and what that taught you?
Phil Rykhoek - Denbury Resources Inc. — CEO
I will let Ben.

Ben Nivens - Encore Acquisition Company — SVP and COO
Okay, I will start with how much potential we see in the U4 versus the other zones. Out of almost 200 million barrels, we see about 70 million barrels being in the U4 and about 130 million barrels being in the other zones. The U4 is where we had the pilot in South Pine. It is the most prolific zone. On the Cedar Creek Anticline, it has responded very well to water flood and the pilot indicated we see a great response from CO2.
However, the zones that we are talking about where the other potential are immediately above and below the U4 and they are very similar to the U4 and have been under water flood for many years and have done well under water flood, very comparable to the U4. So we do see those as very solid CO2 candidates as well.

Sven Del Pozzo - C.K. Cooper — Analyst
Okay. And if we went all the way back to the early 1980s, over how long was this pilot? Just to give us a little bit of history, what actually happened there to lead you guys to believe that yes, that the pilot was successful and why was it successful?

Ben Nivens - Encore Acquisition Company — SVP and COO
Okay, the pilot was in the mid-80s conducted by Shell and it was basically they drilled — three new wells. One well they used as an injector. One well they used to sample the fluids coming back and the other well they used as an observation and a logging well.
What they did was there was only 90 feet distance between the injector and the producer, so they came in and flooded the new injector to the point where they saw absolutely no oil from the producer. In other words, they had reached their residual saturation on oil after the water flooding. And then they began to CO2 flood and then the well responded and produced about 17% incremental oil, 17% of the original oil in place and incremental oil on CO2. So it’s a very definite test that you have CO2 potential there after — following water flood.
That was the basis which we used to predict the reserves that we thought were there. We took that information and we scaled it up to a field model and put an average of 15% to 16% of original oil in place as a recovery for CO2.

Sven Del Pozzo - C.K. Cooper — Analyst
And how long did this take when you shot the — when you injected it with CO2 between the time that you injected it and the time that you actually saw this uplift?
Ben Nivens - Encore Acquisition Company — SVP and COO
The whole test was only two or three months long. Again, you only had 90 feet distance between your producer and your injector. So it was a fairly short test.

Tracy Evans - Denbury Resources Inc. — President and COO
In comparison, the pilot we had at Eucutta Field over in Mississippi, it lasted about eight or nine months. So short-term tests on EOR, for its CO2 EOR pilots is not all that uncommon.
Sven Del Pozzo - C.K. Cooper — Analyst
Okay, and this is even — this was even shorter, so you are saying that it’s better?

Tracy Evans - Denbury Resources Inc. — President and COO
I’m not saying it’s better. I’m just saying the results are generally usable to extrapolate over large areas under these short-term pilots. You have to remember, a lot of people were trucking the CO2 in. They didn’t have these CO2 sources in pipelines to do large term tests.

Sven Del Pozzo - C.K. Cooper — Analyst
Okay, and you guys still believe in the commerciality of the Bell Creek project, which is intermediately situated between the source of the CO2 Encore has got right now and where you eventually want to go, which is South Pine?

Tracy Evans - Denbury Resources Inc. — President and COO
Yes.

Sven Del Pozzo - C.K. Cooper — Analyst
All right, for now — yes, that’s about it. Thanks, gentlemen.

Operator
Mike Scialla, Thomas Weisel Partners.

Mike Scialla - Thomas Weisel Partners — Analyst
Good morning, guys. I want to go back to a question that Scott asked and just kind of elaborate on that a little bit. In terms of the overall strategy here, you look at the Gulf Coast. You’ve really got a competitive advantage with having the only source of CO2 there and 3 billion barrels plus worth of fields that could be flooded. Again, looking at that opportunity versus this one, where is the competitive advantage here and what kind of rates of return do you think you were looking at between the two?

Tracy Evans - Denbury Resources Inc. — President and COO
I think when you look at them from a rate of return basis, we may be slightly lower in the Rockies, but they’re all going to be really from this point forward based on most likely anthropogenic CO2. So if you get the CO2 prices at the same levels, the rates of return are probably going to be very comparable.
When you look at — like I said, we don’t see these as mutually exclusive. We are definitely not abandoning the Gulf Coast.

Mike Scialla - Thomas Weisel Partners — Analyst
Okay, does it say anything to your thoughts on near-term ability to access CO2 out of Jackson Dome or —? Am I reading too much into that?

Tracy Evans - Denbury Resources Inc. — President and COO
No, you are reading way too much into that.

Phil Rykhoek - Denbury Resources Inc. — CEO
No, it is not any sort of negative reflection on our Gulf Coast program at all. In fact, we are still pursuing acquisitions. As we’ve talked before, we plan to develop additional reserves at Jackson Dome next year. We’re going to drill three wells there. We’re continuing to pursue the anthropogenic. I think we just — as management, we want to look at how do we position the Company for long-term growth? We see this as a long-term play that fits nicely into our program.
And secondly, there’s a lot of fields we would like to buy and some we’re still having discussions with people but sometimes you have to — people have to want to sell and be willing to sell and we are not going to pay an exorbitant price for any asset. So this was an opportunity. It gives us significant expansion, significant upside, and so we felt like it was a good time to expand.

Mike Scialla - Thomas Weisel Partners — Analyst
Okay, and then your projection for the CO2 play next year, 12% growth, are you slowing down there at all or because of this acquisition or have you changed any of the plans there? That’s I guess a little less than I had anticipated.

Phil Rykhoek - Denbury Resources Inc. — CEO
No, you’ve got to keep in mind, Mike, that most of our 2009 spending was on the pipeline. That’s where all the money went and so we unfortunately have spent very little capital on our floods this last past year. And as you know, there’s kind of a time delay. So I think that’s kind of showing itself in the 2010 projection.

Mike Scialla - Thomas Weisel Partners — Analyst
Okay, got you. And then does this transaction change your outlook on the Midwest pipeline and CO2 sources there or is that still going forward?

Tracy Evans - Denbury Resources Inc. — President and COO
We are still — we haven’t finished the feasibility study yet and obviously the big component of that project would be if the sources actually show up. So we’re still progressing down that path, but as we’ve said, we’re looking for the actual lowest cost source of CO2. So depending on what our drilling results on some of the stuff in 2010 at Jackson Dome show up, we can develop those additional probables and possibles. That could impact that decision as well. But the feasibility studies probably — it’s still another week or two off before we have the actual final results.

Mike Scialla - Thomas Weisel Partners — Analyst
Okay, thanks, guys.

Operator
Andrew Coleman, UBS.

Andrew Coleman - UBS — Analyst
I had a question. What is the total percent of I guess of the combined companies’ production will be from CO2 assets after this thing closes?

Mark Allen - Denbury Resources Inc. — SVP and CFO
About one-third.
Andrew Coleman - UBS — Analyst
About a third, okay, excellent. And you guys haven’t — I didn’t hear you talk a whole lot about the Permian Basin assets. Do you think some of those could end up in the non core?

Tracy Evans - Denbury Resources Inc. — President and COO
We’ve looked at that somewhat. A lot of those assets are in ENP already. But we are going to look at the rest of those. We want to see how much CO2 potential may or may not be there, but there probably are a significant amount of Permian assets that are non core.

Andrew Coleman - UBS — Analyst
Okay, and then as you look at the two companies in the Gulf Coast, is there much of an overlap between the fields? Is there a chance that you will pick up any incremental working interest in some of those fields or is it —?

Tracy Evans - Denbury Resources Inc. — President and COO
No, there’s essentially no overlap.

Andrew Coleman - UBS — Analyst
Okay, I think this is my last one here that hasn’t been covered. Is there any potential that you would open additional field offices or do you think — it’s probably early stages now to know how you’re going to distribute the staff?

Tracy Evans - Denbury Resources Inc. — President and COO
From a technical standpoint, we would like to long-term eventually have everybody in the same spot like we have now. Obviously that may not be possible obviously in the short run. We obviously have office space needs here. They have 200 plus people in Fort Worth, so we had to go through all of that. But eventually we would like to have all the technical staff all in one spot. And as far as field offices, historically we probably keep the same ones that Encore has. We like to have people close to the fields.

Andrew Coleman - UBS — Analyst
Okay, and then the last question then I guess looking through Encore’s presentation of a couple weeks ago, it looks like their growth rate was in the sort of 3% to 5% kind of organic standpoint and the tertiary is 10% to 15%. I guess as you go through your capital budget here for 2010 and look at spending more on the Bakken, etc., that you will find ways to increase that growth rate closer to in-line with what Denbury’s CO2 rate is?

Phil Rykhoek - Denbury Resources Inc. — CEO
That something is hard to answer because we haven’t yet determined what we are going to spend next year and where we focus our money, so we will just have to stay tuned on that and we will try to have some more details on that maybe at the analyst meeting.

Andrew Coleman - UBS — Analyst
Okay, thank you very much.

Operator
Anish Patel, Credit Suisse.

Anish Patel - Credit Suisse — Analyst
Good morning, gentlemen. I guess most of my questions have been asked. The one question I did have is I know it is early in on the ‘10 budget, but just in terms of thinking of strategy, would you expect funding or cash flow from operations to cover CapEx in ‘10 and going forward?

Mark Allen - Denbury Resources Inc. — SVP and CFO
Well, the interesting thing is when you look at both companies kind of standalone, we both were actually anticipating spending a little bit more than we make next year. Unfortunately if you add those two together, it’s probably more than we need to be spending based on our new debt levels. So again, that’s something we want to focus on heavily this week and figure out exactly what we spend and how much.
My guess is it may be slightly more that our cash flow, but it definitely will be less than what the two combined would be.

Anish Patel - Credit Suisse — Analyst
Right, and then just moving over to West Texas on the Exxon Mobile JV in the Permian, are there any — I guess clauses in the JV that would make a sale of that asset tougher to get done if you decide to go that route?

Tracy Evans - Denbury Resources Inc. — President and COO
We have reviewed that. It doesn’t appear to be anything in there that is unique to that deal. Exxon actually operates it, but no, there’s nothing that prohibits us from selling it.

Anish Patel - Credit Suisse — Analyst
And then just again on the asset sales, have you started to kick off a process? I guess what is the expectations for timing for that process to conclude and is it going to be over the next year, over a year and a half?

Phil Rykhoek - Denbury Resources Inc. — CEO
We figured that our press release just put a for sale sign up on the front lawn.

Anish Patel - Credit Suisse — Analyst
Right.

Tracy Evans - Denbury Resources Inc. — President and COO
We’ve done a very preliminary look at what property is obviously from a Denbury perspective. we need to sit down with the Encore folks and go through those. I don’t think you’ll probably see much of anything prior to closing, but we’ll be prepared to move forward right after closing.

Phil Rykhoek - Denbury Resources Inc. — CEO
You did tell me this morning — you actually had a couple of inquiries already, so —

Tracy Evans - Denbury Resources Inc. — President and COO
Yes, we are getting inquiries.

Anish Patel - Credit Suisse — Analyst
Okay, that’s all I have. Thank you very much.

Operator
Kevin Smith, Raymond James.

Kevin Smith - Raymond James — Analyst
Good morning, gentlemen. Switching gears to talk about Encore Energy Partners, I believe you already addressed this but just to double check, the current management team is going to stay in place?

Phil Rykhoek - Denbury Resources Inc. — CEO
Well, the Denbury management team will stay in place, and so we will inherit the general partner of the partnership. So I guess we will be the new management team. The directors of the MLP we are going to leave intact at least for awhile and maybe indefinitely.

Kevin Smith - Raymond James — Analyst
Okay, fair enough. And then second, it’s probably pretty early or too early for this. But do you have any feel for how much of the 500 million of properties are MLP-able or could possibly be looked at from Encore Energy Partners?

Tracy Evans - Denbury Resources Inc. — President and COO
Well, there’s probably more assets than probably the MLP could actually take at this point in time. So we will drop down as many as we can, but we want to keep it healthy. So it won’t — we don’t think you can take all 500 million.

Kevin Smith - Raymond James — Analyst
Fair enough. And one last question before I jump off. Do you have any plan on using your ownership stake in ENP as a source of cash to pay down debt?

Tracy Evans - Denbury Resources Inc. — President and COO
Well, only in the sense as we grow ENP and they make acquisitions. Obviously if we drop down assets to them, that would be a source of cash to potentially reduce Denbury debt. But it will only be in the asset acquisition mode.

Kevin Smith - Raymond James — Analyst
Okay, so you don’t have any plans to lower your ownership?

Tracy Evans - Denbury Resources Inc. — President and COO
Not just for the sake of lowering it, no.

Kevin Smith - Raymond James — Analyst
Fair enough, thank you.

Operator
Mitch Wurschmidt, KeyBanc.

Mitch Wurschmidt - KeyBanc Capital Markets — Analyst
All my questions basically have been answered, but in terms of paying down debt, is asset sales primarily and drop down primarily the vehicles with which you kind of plan on paying down debt or is there anything else you are kind of looking at as options?

Mark Allen - Denbury Resources Inc. — SVP and CFO
Those are the two immediate ones. Other than that, we just plan to continue to grow the Company and I think we can also help grow our way out of this, too, as production goes up and hopefully commodity prices continue to firm up, that will also do a lot for our balance sheet.

Mitch Wurschmidt - KeyBanc Capital Markets — Analyst
Okay, great. Thanks for that. Then just on the Haynesville, with 19,000 net acres and kind of what prices go for over there, is that sort of on the table as looked at as noncore possibly to sell?

Tracy Evans - Denbury Resources Inc. — President and COO
Pretty much everything is on the table. Obviously we look at all offers, but assets with upside, generally sometimes you have to develop that to actually get the greatest value, much like potentially an earlier play. So we’re going to look at it and see, but we are open.

Phil Rykhoek - Denbury Resource, Inc. — CEO
I think in general, our two core crown jewels that Encore has are the EOR oil assets and also the Bakken. So those are the two that are probably the most important to us. The gas assets we’re not quite as excited about or I guess would consider selling them, but as Tracy said, they are assets. We are paying for them and so we need to get the best value we can and we will just have to evaluate that as we go forward.

Mitch Wurschmidt - KeyBanc Capital Markets — Analyst
I appreciate that. Thanks a lot, guys.

Operator
Sunil Jagwani, Catapult.

Sunil Jagwani - Catapult — Analyst
This is Sunil Jagwani at Catapult. I have two unrelated questions. Firstly, has there been any update on the Almond Creek area or the Almond area in the Bakken where — earlier in the year, Encore had drilled two dry holes and they talked about potentially driving up that acreage. And I’m wondering if there’s been — if you guys have had (technical difficulty) or if there are any wells that are coming into that area. Then I have another question.

Ben Nivens - Encore Acquisition Company — SVP and COO
This is Ben. The answer to that is yes. We tested the northern half of our acreage, actually the west half of our acreage — east half of our acreage in the Sanish. There have been rigs moving in that general direction, particularly in the southern and west.

Sunil Jagwani - Catapult — Analyst
Would you guys include the 1000 barrels in your reporting or would that number be lower?

Phil Rykhoek - Denbury Resources Inc. — CEO
Yes, we would anticipate to continue on and consolidate the MLP, yes.

Sunil Jagwani - Catapult — Analyst
Unless of course they are held down, right?

Phil Rykhoek - Denbury Resources Inc. — CEO
Well, because of the general partner, even if you owned a lower interest I think you’d probably still continue to consolidate it.

Sunil Jagwani - Catapult — Analyst
All right, fair enough. Thank you.

Operator
Michael Jacobs, Tudor Pickering and Holt.

Michael Jacobs - Tudor, Pickering, Holt — Analyst
Good morning, everyone, and congrats. Are there —? Just thinking about the way the deal was structured, were there any change in control provisions in your debt and kind of how did that — can you talk about how that may have impacted how you chose to structure the deal?

Mark Allen - Denbury Resources Inc. — SVP and CFO
Referring to Denbury’s debt or Encore’s debt or both?

Michael Jacobs - Tudor, Pickering, Holt — Analyst
Both, but specifically Encore’s.

Mark Allen - Denbury Resources Inc. — SVP and CFO
Yes, well Encore, yes, there’s a change of control provision to offer to buy the debt out at 101. Right now there is one series that is trading higher than that, 225 million of the 9.5% bonds that were issued earlier this year. So it’s uncertain whether or not those would get called up, but we would anticipate the other tranches will get called out. But from Denbury’s standpoint, there is none.

Michael Jacobs - Tudor, Pickering, Holt — Analyst
Okay, and can you just offer any additional color on kind of who approached who and how much time it took to close the deal?

Phil Rykhoek - Denbury Resources Inc. — CEO
Well, I guess we initially approached Jonny and Bob and just had a conversation and they thought about it and came back and said they would consider it if the price was right and I guess that was probably about a month ago. So in the last 30 days or so, we have been actively working on the deal.

Michael Jacobs - Tudor, Pickering, Holt — Analyst
That’s great. Thank you. Then just one kind of nitpicky question. Moving to the Bakken, I think the Encore plan was kind of two rigs at year-end ‘09. How do you see that level of activity potentially expanding into 2010?

Tracy Evans - Denbury Resources Inc. — President and COO
Well again, we haven’t done the final budget, but we plan to make that a major portion and it probably will be slightly higher than two.

Michael Jacobs - Tudor, Pickering, Holt — Analyst
Okay, great. Thank you.

Operator
Adam Leight, RBC Capital Markets.

Adam Leight - RBC Capital Markets — Analyst
Good morning and congratulations. It’s been so exhausted even some of the debt questions have been asked. Quick question on — if you can elaborate at all on any financial effects, financial statement effects of the change in accounting for when you blend in Encore, how much — where we might see things?

Mark Allen - Denbury Resources Inc. — SVP and CFO
You know, I think one obviously major point is that they are successful efforts, we are full cost, so they did have an exploration line that will obviously — we will not have going forward. In terms of everything else, I pointed out one item where there is a difference in classification of marketing expense and ad valorem but I don’t think we will combine those one way or another going forward. But people kind of look at those on a combined basis anyway.
One thing we will have to work through — what is the valuation from an accounting standpoint, and that valuation will be derived based on our closing date and so we will have to look at the value versus the consideration given and there will likely be goodwill. And at this point, it’s quite a guess to determine what that will be. (multiple speakers)
But goodwill is not amortized. We will have to look at it from impairment on an ongoing basis.

Adam Leight - RBC Capital Markets — Analyst
So no anticipated magnitude change in operating expense or valuation of reserves?

Phil Rykhoek - Denbury Resources Inc. — CEO
No. One thing, if I’m right, Mark — I can’t be answering accounting questions, but keep in mind we will have to expense the transaction costs.

Mark Allen - Denbury Resources Inc. — SVP and CFO
Yes, that’s a good point, Phil. Under the accounting literature that exists now, most of transaction costs related to the merger will be expensed, so where in the past you may — historical transaction, you may have seen them get included in the acquisition purchase price. So you will see our G&A increasing as a result of the transaction costs during this interim period.

Adam Leight - RBC Capital Markets — Analyst
Okay. You didn’t say much about cost savings. Are there any synergies to be had here?

Mark Allen - Denbury Resources Inc. — SVP and CFO
There definitely is, but until we have a chance to really fully evaluate and bring the companies together, we are not anticipating significant savings at this point, but they’re obviously will be some and — but not necessarily in year one as we roll out the combined entities and try and merge things together here. But definitely going forward we would expect to see some.

Phil Rykhoek - Denbury Resources Inc. — CEO
The nice part was it is accretive to our cash flow without synergies, really, and so whatever we can save in the combination just adds to that.

Adam Leight - RBC Capital Markets — Analyst
Then technical question, would Encore be a — continue on as a subsidiary or would it be merged into —?

Phil Rykhoek - Denbury Resources Inc. — CEO
It’s a merger of parents, so basically there will be a new structure dropping off from the Denbury parent that was in effect the Encore structure.

Adam Leight - RBC Capital Markets — Analyst
So is there anything in the 9 1/2 covenants that make those onerous to be left out from your standpoint since now it is (inaudible)?

Phil Rykhoek - Denbury Resources Inc. — CEO
No, we don’t believe so.

Adam Leight - RBC Capital Markets — Analyst
Okay, great. Thanks.

Operator
Vance Shaw, Credit Suisse.

Vance Shaw - Credit Suisse — Analyst
Yes, this is Vance Shaw from Credit Suisse Asset Management. Guys, have you talked to the rating agencies about the proposed transaction?

Mark Allen - Denbury Resources Inc. — SVP and CFO
Yes, we met with Moody’s and S&P yesterday or had a call with them yesterday and went through the presentation with them.

Vance Shaw - Credit Suisse — Analyst
Can you give us any impressions?

Mark Allen - Denbury Resources Inc. — SVP and CFO
We were told they will meet likely today and get back with — or they will come out on their ratings going forward, but —

Phil Rykhoek - Denbury Resources Inc. — CEO
I think there were generally — I don’t want to put words in their mouth — but obviously rating agencies always like scale, so that’s the biggest positive in our favor. Of course, the debt levels are going to be a little higher so that’s a negative. So we will just have to see where they come out. We’re hoping we can hold our same rating. There’s a chance that we will slip a notch, but I think we’ve just got to leave that up to them. But I think we had good conversations with them both yesterday.

Vance Shaw - Credit Suisse — Analyst
Historically I think the agencies are pretty supportive of both the companies in terms of understanding your approach to building value. Before this transaction, were both of the companies firmly within their sort of ratings band or were you sort of on the cusp?

Mark Allen - Denbury Resources Inc. — SVP and CFO
We were on the low end of the S&P rating, but it’s higher than Moody’s, so we were firmly in the center with Moody’s.

Vance Shaw - Credit Suisse — Analyst
I got you, okay. Thank you very much.

Operator
Steven Karpel, Credit Suisse.

Steven Karpel - Credit Suisse — Analyst
It appears that we got the full gamut here at Credit Suisse questions, but a couple questions, one to follow on Adam’s question on the — the terms of the 9 1/2’s, would those then have full guarantees the same as the existing debt at Denbury?

And then second part of that is it looks like the facility is a bridge for subdebt. So are there no plans to issue any sort of senior debt at the bond level?

Mark Allen - Denbury Resources Inc. — SVP and CFO
The debt yes, will be consistent basically with Denbury’s debt, so there shouldn’t be any difference there — full guarantees. At this point, we propose or mostly considering senior subdebt so that’s what we have provided for right now.

Phil Rykhoek - Denbury Resources Inc. — CEO
The merger of parent into parents may be a little unusual, but we basically did that to accommodate the subdebt because there is a high probability that that one issue is not tendered. And so in order to make it work, we really need to put two parents together. Then that way the structure works very well.

Steven Karpel - Credit Suisse — Analyst
And there’s no provisions anywhere through the capital structure that would prevent you from issuing senior bonds. Is that true? You’re decision is to issue sub bonds?

Phil Rykhoek - Denbury Resources Inc. — CEO
I don’t believe there’s any provisions against it.

Mark Allen - Denbury Resources Inc. — SVP and CFO
No, not that I’m aware of.

Phil Rykhoek - Denbury Resources Inc. — CEO
Our bondholders might like it if we don’t.

Steven Karpel - Credit Suisse — Analyst
Understood. Thank you, guys.

Operator
[Greg Bordelon], Decade Capital.

Greg Bordelon - Decade Capital — Analyst
Good morning, guys. I was wondering if guys could give us a quick recap of Encore’s parent tertiary production as well as the sanction future projects and whether you guys would be able to accelerate them now?

Ben Nivens - Encore Acquisition Company — SVP and COO
Right now Encore doesn’t have any tertiary production operations (inaudible). We do have some nonoperated in the (inaudible) field but no operating.

Jonny Brumley - Encore Acquisition Company — CEO
This is Jonny. I do think the important thing is 65% of our production comes from water floods, which a lot of those have tertiary potential and that’s why this deal makes so much sense.

Greg Bordelon - Decade Capital — Analyst
Okay, have you guys sanctioned anything beyond the Bell Creek project in the Rockies?

Tracy Evans - Denbury Resources Inc. — President and COO
No.

Greg Bordelon - Decade Capital — Analyst
Okay and then I understand that there are a lot of moving parts now in 2010 CapEx, but if the combined company would be making roughly 86,000 BOEs a day, do you guys anticipate being over that level, say three months, six months after closing in the absence of asset sales?

Mark Allen - Denbury Resources Inc. — SVP and CFO
As far as production? I think we just need to look at how much we sell. I’m not sure that we will be — but it again depends on what properties we decide to sell and what their production levels are. So I’m not sure I can answer that right this minute.

Greg Bordelon - Decade Capital — Analyst
Thanks, guys.

Operator
Michael Blum, Wells Fargo.

Michael Blum - Wells Fargo — Analyst
Thank you, just a quick question. Will this transaction from an MLP perspective, will that signal a change in control and therefore have tax implications for ENP unitholders?

Unidentified Company Representative
No, the change in control provision on the facility, but Mark has already talked about that. We will try to hold the facility together. If not, then JPMorgan has stepped up with this bridge. But there’s no real issues on that side.

Michael Blum - Wells Fargo — Analyst
Okay. Thank you.

Phil Ryhoek - Denbury Resources Inc. — CEO
Okay, well thank you, everybody. I appreciate these comments. Just a reminder, we postponed our third-quarter conference call to this Thursday, November 5 at 11 o’clock Central. Also to remind you we have an analyst meeting coming up a week from Thursday and Friday in Jackson, Mississippi during which we will tour Tinsley Field, one of our ongoing floods that has been responding very well, followed by a summary version of that meeting on the 16th in New York and 18th in Boston.
So the timing of this worked out very well as we have a lot of analyst meetings coming up here in the near future. At that point in time, we will hope to have a definitive capital budget for you for 2010 for both Denbury and on a combined basis. So we look forward to talking with you again soon. Thank you.

Operator
The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.
DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
© 2009 Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.